Issuer Free Writing Prospectus dated December 19, 2007

Filed Pursuant to Rule 433

Registration Statement No. 333-144257

(Supplementing Preliminary Prospectus dated December 19, 2007 contained in

Amendment No. 6 to the Registration Statement)

The article attached as Exhibit A ran in the New York Times on December 18, 2007. We are filing this Issuer Free Writing Prospectus so that all investors have access to the information in the article and in order to update or correct some of the facts stated in the article, which were outdated at the time of publication and are still outdated. We are updating or correcting the following information:

•	The estimated price range on the cover page of the preliminary prospectus dated December 19, 2007 is $19.00 to $22.00 per share.

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Based on an initial offering price of $20.50 per share, the midpoint of the price range on the cover page of the preliminary prospectus dated December 19, 2007, assuming no exercise of the underwriters’ over-allotment option, we estimate that our net proceeds from the sale of common stock that we are offering will be approximately $115.9 million.

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The article incorrectly states that NetSuite “hopes . . . to use the proceeds to start paying down its $8 million line of credit with Mr. Ellison’s investment company, Tako Ventures.” In fact, as stated in the preliminary prospectus, NetSuite plans to use a portion of its net proceeds from the offering to retire the entire outstanding balance on its secured line of credit with Tako Ventures, which was $8.0 million as of September 30, 2007.

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The article describes a transfer of shares by Mr. Ellison as follows, “Mr. Ellison has said he plans to transfer all of the 32 million NetSuite shares he holds to a “lockbox” limited liability company that will be managed by an unrelated third party to avoid conflicts with a potential competitor.” Page 3 of the preliminary prospectus dated December 19, 2007 includes updated disclosure regarding the transfer of shares by Mr. Ellison, which reads as follows:

Lawrence J. Ellison has transferred 31,964,898 shares of our common stock (representing all of the shares formerly held directly by Tako Ventures, an investment entity controlled by Mr. Ellison) to NetSuite Restricted Holdings LLC, or the LLC, a limited liability company formed for the limited purpose of holding the NetSuite shares and funding charitable gifts as and when directed by Mr. Ellison. As of September 30, 2007, those shares represented approximately 61%

of our outstanding stock. Mr. Ellison is the Chief Executive Officer, a director and a principal stockholder of Oracle. We have been told that Mr. Ellison made the transfer in view of his position and duties at Oracle, to effectively eliminate his voting control over the election of our directors and certain other matters, to limit the circumstances under which his voting control could be exercised or restored, and to avoid and mitigate potential future conflicts of interest that might otherwise arise. As part of these arrangements, the LLC Operating Agreement contains provisions designed to neutralize, in certain situations, the voting power of the NetSuite shares held by the LLC, which provisions will not lapse or be subject to change while Mr. Ellison is either an officer or director of Oracle, except with the approval of an independent committee of Oracle’s board of directors. For a more detailed description of the voting restrictions that apply as part of this arrangement, see the section titled, “Certain Relationships and Related Party Transactions—Share Transfer by Lawrence J. Ellison.”

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The article states that “[i]n a Dutch auction . . . . [the] share price is based on the highest bid that ensures that all 6.2 million shares will be sold.” However, the preliminary prospectus dated December 19, 2007 makes clear under the caption “Auction Process—The Pricing Process” that NetSuite and the underwriters have discretion to set the initial public offering price below the auction clearing price. In addition, the total of 6.2 million shares included in the offering, as is mentioned in the article, excludes 930,000 shares subject to the underwriters’ over-allotment option. However, the preliminary prospectus dated December 19, 2007 also makes clear under the caption “Auction Process—The Pricing Process” that the clearing price is the highest price at which all of the shares offered, including shares subject to the underwriters’ over-allotment option, may be sold to potential investors.

•	The article incorrectly states that NetSuite’s net loss for the first nine months of 2006 was $26.9 million, rather than $27.6 million, as set forth in the preliminary prospectus.

•	The article states that Zachary Nelson joined NetSuite in 2000, instead of 2002, as set forth in the preliminary prospectus.

To view a filed copy of our current registration statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1117106/00011931250 7267612/ds1a.htm

WE HAVE FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS WE HAVE FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT US AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, WE, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING CREDIT SUISSE SECURITIES (USA) LLC TOLL-FREE AT 1-800-221-1037.

Exhibit A

Going Public Caps Dream for a Maker of Software

By LAURIE J. FLYNN

Published: December 18, 2007

SAN MATEO, Calif. — If the initial public offering for NetSuite shares goes as planned later this week, Evan Goldberg will have come a long way from the overcrowded Silicon Valley apartment that served as the company’s first office nearly 10 years ago.

At that time, Mr. Goldberg, a former programmer at Oracle, was struggling with the business model for his first start-up, a stalled multimedia software company. Then came a game-changing phone call from the chief executive of Oracle, Larry Ellison, his financial backer. Mr. Ellison suggested that the future of Mr. Goldberg’s company might just be in a new approach to accounting software. Luckily for Mr. Goldberg, he took the advice.

NetSuite plans to start selling shares to the public this week, most likely Thursday, in hopes of raising close to $100 million. It is one of the most anticipated public offerings coming out of Silicon Valley, and its Dutch auction method and year-end timing shows just how confident the company is.

NetSuite, which employs about 600 people and is based here, produces accounting software to help companies manage their operations — from making a sale to delivering the goods. But rather than sell the software outright, NetSuite distributes its software via subscription, a model known as on-demand software. Companies using on-demand software manage their business functions over the Internet using a Web browser rather than running programs on their own servers.

On-demand is a growing trend among business software makers. It was popularized by Salesforce.com, which went public in 2004, but more recently it has been embraced by the software giants SAP and Microsoft.

Demand for “software as a service,” as this approach is also known, is growing rapidly because it can reduce the cost and trouble of maintaining a company’s own information technology.

On-demand software generated revenues of about $3.7 billion in 2006, with sales projected to rise about 32 percent annually for the next few years, according to the research firm IDC. NetSuite brings the on-demand approach to small and midsize businesses whose needs are too demanding for simple accounting programs and spreadsheets, but who are still too small for the corporate software made by SAP and Oracle.

“For all the noise in this space, NetSuite is actually addressing a unique problem,” said Peter Goldmacher, an analyst with Cowen and Company. “Once a small company has outgrown QuickBooks it’s a big leap to enterprise-level programs. NetSuite fills that gap.”

NetSuite has said it hopes to sell up to 6.2 million shares for $13 to $16 each, and use the proceeds to start paying down its $8 million line of credit with Mr. Ellison’s investment company, Tako Ventures. It plans to use a Dutch auction process similar to that used by Google in 2004.

In a Dutch auction, investors are invited to submit individual bids, but in the end all the winners end up paying the same amount for the stock. That share price is based on the highest bid that ensures all 6.2 million shares will be sold. The system enables more individual investors to participate, in contrast to traditional public offerings.

NetSuite’s bankers — Credit Suisse Securities and W.R. Hambrecht & Co., the father of the Dutch auction I.P.O. — began collecting bids Dec. 10.

Although December is typically considered the worst month for I.P.O.’s, NetSuite is clearly hoping that the strong year in the I.P.O. market will hold out through the end of the year. The total number of I.P.O.’s is up 25 percent over last year, according to Renaissance Capital. Of the total, 49 have been technology companies, the most in any industry this year.

Mr. Ellison, NetSuite’s largest shareholder with 74 percent of shares, has remained a close adviser to Mr. Goldberg and Zachary Nelson, the company’s president and chief executive, and is expected to continue in that role after the I.P.O. Mr. Ellison has said he plans to transfer all of the 32 million NetSuite shares he holds to a “lockbox” limited liability company that will be managed by an unrelated third party to avoid conflicts with a potential competitor.

NetSuite has yet to turn its first profit. But the company has enjoyed a steady rise in sales the past few years and today has more than 5,400 customers. In the first nine months of 2007, revenue rose 63 percent to $76.8 million over the first nine months of 2006, and the company’s net loss narrowed to $20.6 million from $26.9 million.

One of NetSuite’s greatest challenges has been the need to reduce the length of the sales cycle, given the high upfront costs of its subscription model. For that, the company recognized early on that it would need more marketing know-how, and in 2000 it brought on Mr. Nelson, a Nebraska native who once ran Oracle’s marketing operations.

Since Mr. Nelson’s arrival, Mr. Goldberg has been able to focus entirely on technology development. The match appears to have been a good one, with Mr. Nelson’s farm-boy demeanor a counterpoint to Mr. Goldberg’s high-strung California intensity.

“It’s not your typical Silicon Valley company,” said Bruce Richardson, chief research officer with AMR Research. “Part of the charm of the company has always been the personalities. Zach has enough of the Oracle bravado, but with a Midwest sensibility.”